                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           THE INSTANT PUBLISHER INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   45774T 10 5
                                 (CUSIP Number)

         PETER CAWDRON
         COUTTS & CO AG, NEW YORK BRANCH
         65 EAST 55TH STREET NEW YORK, NEW YORK 10022 PHONE: (202) 303-2972 (Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                                 AUGUST 20, 1996
             (Date of Event which Requires Filing of this Statement)

         THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION OR EVIDENCE THAT COUTTS & CO AG, NEW YORK BRANCH IS OR HAS BEEN, FOR THE PURPOSES OF SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS STATEMENT.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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- -----------------------------------       --------------------------------------
CUSIP NO.           45774T 10 5             PAGE  2    OF    5    PAGES
- -----------------------------------       --------------------------------------

- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON; S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Coutts & Co AG, New York Branch 521677023
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (A) / /
                                                                         (B) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                             / /
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION
    Incorporated as a banking institution in Switzerland
- --------------------------------------------------------------------------------
      NUMBER OF
       SHARES             7     SOLE VOTING POWER
    BENEFICIALLY                  0%
      OWNED BY        ----------------------------------------------------------
        EACH              8     SHARED VOTING POWER
      REPORTING                   0%
       PERSON         ----------------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER(1)
                                  0
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER(1)
                                  0
  ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(1)
    0
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* NO //
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(1)
    0
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
              BK
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) However, the reporting person is the pledgee of 17,499,384 shares of the common stock of the Issuer (as defined below), representing a 37.0% interest therein.
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ITEM 1. SECURITY AND ISSUER

Common Stock

The Instant Publisher Inc. (the "Issuer")
160 Nashdene Road
Scarborough, Ontario
Canada M1V 4C4

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name:                            Coutts & Co AG, New York Branch ("Coutts")
(b)  Place of Organization:           Coutts is a Swiss bank licensed to conduct
                                      a banking business by the State of New
                                      York
(c)  Principal Business:              Banking
(d)  Address of Principal Business:   65 East 55th Street
                                      New York, New York 10022
(e)  Address of Principal Office:     65 East 55th Street
                                      New York, New York 10022
(f)  Criminal Convictions:            None
(g)  Civil Proceedings under any
     Securities Laws:                 None

ITEM 3. SOURCE AND AMOUNT OF FUNDS

In 1995, Coutts extended two loans (the "Old Loans") to two parties (the "Old Debtors"), each of which gave Coutts, inter alia, a security interest in shares of common stock ("Common Shares") of the Issuer (the "Old Pledged Shares"). As each of the Old Loans was in default immediately prior to the consummation of this transaction, Coutts caused the sale of the 2,499,384 Old Pledged Shares, representing a 5.3% interest in the Issuer, by the Old Debtors to John M. Wiseman ("Wiseman"), pursuant to the terms of the relevant loan and collateral agreements with the Old Debtors.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this transaction is for Coutts to reduce certain financial risks presented by the Old Loans, which were in default immediately prior to the consummation of this transaction. To this end, Coutts caused the sale of the Old Pledged Shares to Wiseman.

(a) The 2,499,384 Old Pledged Shares were sold to Wiseman. Following the transaction, Coutts holds a security interest in 17,499,384 Common Shares of the Issuer pursuant to a pledge agreement with Wiseman and a pledge agreement with Jacques Benquesus ("Banks").
(b)  No extraordinary corporation transaction planned.
(c)  No material asset transfer planned.
(d)  No change in board of directors or management envisioned.
(e) No material change in the present capitalization or dividend policy of the Issuer planned.
(f)  No material change in Issuer's business or corporate structure anticipated.
(g)  No change in the Issuer's charter planned.
(h)  No delisting planned.
(i)  Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) 0 Common Shares, representing 0% interest in the Issuer. However, Coutts is the pledgee of 17,499,384 Common Shares of the Issuer, representing a 37.0% interest therein.





                                        3
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ITEM 6. CONTRACTS, ETC., WITH RESPECT TO SECURITIES OF THE ISSUER

    In 1995, Coutts made a loan to Silva Run Worldwide Limited ("Silva Run") which was secured, inter alia, by shares of the Issuer, pledged by Silva Run.

    In 1995, Coutts made a loan to the Mariner Reserve Fund ("Mariner") which was secured, inter alia, by shares of the Issuer, pledged by Mariner.

    Coutts has made a loan to Wiseman which is secured by Common Shares of the Issuer, pledged by Wiseman and by Banks.

    See Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    Wiseman Master Agreement, dated August 19, 1996

    Wiseman Share Purchase Loan Agreement, dated August 20, 1996

    Wiseman Pledge Agreement, dated August 20, 1996

    Wiseman Share Purchase Agreement, dated August 20, 1996

    Wiseman Share Purchase Agreement, dated August 20, 1996

    Amended Banks Pledge Agreement, dated August 20, 1996

    Loan Documents between Coutts and Silva Run:

        Facility Letter, dated March 16, 1995
        Facility Letter, dated June 26, 1995
        Loan and Collateral Agreement, dated January 11, 1995
        Note, dated June 26, 1995

    Loan Documents between Coutts and Mariner:

        Facility Letter, dated May 22, 1995
        Amendment to May 22, 1995 Facility Letter, dated September 26, 1995 Loan and Collateral Agreement, dated January 10, 1995
        Note, dated June 27, 1995
        Note, dated August 29, 1995




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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                          Date: August 30, 1996

                                          COUTTS & CO AG, NEW YORK BRANCH


                                          By: /s/ Leland D. Montgomery
                                              ---------------------------
                                              Name: Leland D. Montgomery
                                              Title: Vice President
                                                     and General Counsel




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                                EXHIBIT INDEX
                                -------------

Exhibit
  No.                            Description
- -------                          -----------

Ex-99.A    Wiseman Master Agreement, dated August 19, 1996

Ex-99.B    Wiseman Share Purchase Loan Agreement, dated August 20, 1996

Ex-99.C    Wiseman Pledge Agreement, dated August 20, 1996

Ex-99.D    Wiseman Share Purchase Agreement, dated August 20, 1996

Ex-99.E    Wiseman Share Purchase Agreement, dated August 20, 1996

Ex-99.F    Amended Banks Pledge Agreement, dated August 20, 1996.

Ex-99.G    Loan Documents between Coutts and Silva Run:

           Facility Letter, dated March 16, 1995
           Facility Letter, dated June 26, 1995
           Loan and Collateral Agreement, dated January 11, 1995
           Note, dated June 26, 1995

Ex-99.H    Loan Documents between Coutts and Mariner:

           Facility Letter, dated May 22, 1995
           Amendment to May 22, 1995 Facility Letter, dated September 26, 1995 Loan and Collateral Agreement, dated January 10, 1995
           Note, dated June 27, 1995
           Note, dated August 29, 1995